FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2017	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 22, 2018	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer.

# Results_

## January – December 2017

Telefónica

# Disclaimer

This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the "Statements") relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company's results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as "forecast", "expectation", "anticipation", "aspiration", "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business or business development strategy or any other unexpected circumstance.

This document and the conference-call webcast (including the Q&A session) may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information and disclosure related to APM used in this presentation are included in the Appendix. Recipients of this document are invited to read our consolidated financial statements and consolidated management report for the year 2017 submitted to the Spanish National Securities Market Commission.

Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange of any security, or a recommendation or advice regarding any security.

# 01

## 2017 Highlights
## 2018 Outlook

Mr. José María Álvarez-Pallete
Chairman & CEO

# Our mission: Let our customers choose it all

Enable people with the power of connectivity

Operate in countries where we can have an impact & create value

Optimise our capabilities for a sustainable digital future

**Strong financial performance & shareholders' returns**

# Our mission: Let our customers choose it all

**Enable people with the power of connectivity**

- UBB connectivity tailored to each market
- Integrated offer
  - fiber, mobile data, content, digital services
- Best experience, starting to leverage cognitive intelligence
- Trust, Privacy & Security

**Operate in countries where we can have an impact & create value**

- Leaders in convergent markets
- Leaders in mobility
- Leaders in key Latam markets
- Best positioned for structural growth in Latam

**Optimise our capabilities for a sustainable digital future**

- Becoming a platform Co.
- Pioneers in digitalisation
- Pioneering the new technological wave: SDN, eSON, 5G,…
- Relentless focus on efficiency
- Maximise group synergies

**Growing Revenues, OIBDA, OpCF, FCF & EPS**
**Improving ROCE & B/S**

# Excellent execution of 2017 priorities

**Growth acceleration**

- Organic: **Revs.** +3.4%; **OIBDA** +5.3%; **OpCF** +12.2%
- Reported: **Revs.** -0.1%; **OIBDA** +7.1%; **OpCF** +22.8%; **FCF** +13.0%

**Digital Co. transformation**

- **Data monetisation:** traffic explosion, more users, more services, turning volume into revenues
- **Digital transformation:** cutting-edge smart networks (#1 fiber in Europe & Latam; Spain #3 OECD in fiber); pioneers in cognitive power

**Solid financial position**

- €4.4bn **Net Debt reduction:** organic (FCF= €4.9Bn) + inorganic (Telxius 40% sold)
- **Attractive shareholder remuneration**

**In spite of adverse regulatory impacts**

# Growth acceleration

## Service revenues (y-o-y org.)


1.9%
2.9%
2.6%
3.1%
FY 14
FY 15
FY 16
FY 17
Europe -0.9%
(+0.2% ex-reg.)
Latam +8.0%

## OIBDA (y-o-y org.)


0.2%
3.2%
4.7%
5.3%
FY 14
FY 15
FY 16
FY 17
Europe -0.3%
(+1.7% ex-reg.)
Latam +12.9%

## OpCF (y-o-y org.)


(12.7%)
1.3%
5.6%
12.2%
FY 14
FY 15
FY 16
FY 17
Europe +6.7%
(+10.3% ex-reg.)
Latam +24.9%

## FCF (€ in millions)


Net Debt/OIBDA
3,817
3,514
4,378
4,947
+13.0% y-o-y
FY 14
FY 15
FY 16
FY 17
2.69x
2.87x
2.95x
2.66x

# Revenues gaining momentum

Growth acceleration

**Revenues & Service revenues** (y-o-y organic)



+4.5% ex-reg.
+4.3% ex-reg.
3.4%
3.1%
1.7%
1.5%
3.1%
2.9%
4.0%
3.3%
4.8%
4.3%
FY Rev.
FY Service rev.
Q1 17
Q2 17
Q3 17
Q4 17

**Revenues Europe & Latam** (y-o-y organic ex-reg.)



0.2%
10.0%
7.3%
10.5%
10.1%
12.1%
(1.1%)
(0.5%)
1.1%
1.1%
Europe FY
Latam FY
Q1 17
Q2 17
Q3 17
Q4 17

## Yielding improvement in Europe & Latam ex-reg.

- **Further transforming our revenue mix towards BB and SoC**
  - 52% o/ total +5 p.p. vs. 2016
- **Turning volumes into revenues**
  - Mobile data revs +19.5% y-o-y in Q4 (FY: +16.8% y-o-y)
- **Balanced revenue distribution**
- **Strengthening profitability** (FY OIBDA +5.3% y-o-y org.)
  - Revenue acceleration; 85% of y-o-y in FY driven by service revs
  - Cost actions; best-in-class efficiency
  - Delivering merger synergies in BRA & GER

# Telefónica's model: digitalisation at the core

## Data monetisation

- Enhance high-value connectivity
  - FTTH, LTE, transport network, all-IP
- Monetisation of data traffic explosion
  - Fixed data traffic/ user in our networks x16 (2012-20E)
- More users, more services
  - Attract, bundle and upsell customers
  - Higher ARPU
- Selling more digital services
  - Enhanced offering (security, Big Data, Cloud, IoT)
  - Enhanced capabilities (specialised sales resources)

## Digital transformation

- Network leadership
  - New network elements virtualised, IP Comms, legacy switch-off
  - New technological wave: SDN, eSON, 5G
- Radical processes automation
  - Efficient sales processes, effective service provision, faster issue resolution
  - Largest full-stack deployment, zero back-office
- World-class digital customer experience
  - Distinctive and enriched digital user interfaces
- Distinctive digital value proposition
  - Align our offer to customer needs in real time

# Monetisation opportunities continuing

**Data monetisation**

## Speed & Capacity

- FTTH UBB >€10 premium vs. DSL
- FTTX >~€8-10 premium vs. DSL
- LTE ARPU uplift +10%
- New "O2 Free": €30; ARPU accretive
- "YoYo": Flexible data tariffs

## Services Beyond Connectivity

**ARPU uplift**

- ~€35 basic TV bundles; ~€55 All Premium
- ~€30 Premium TV bundles; ~€4 mobile VAS
- ~€15 in TV bundles

**Digital services**

- Security B2B revs: +24.3% vs. FY 16
- "Oops": smartphone insurance included
- Movistar Play: "Movistar Play" in Hispam

## Cognitive Power

- **Talk to technology and get things done:** new options for customer to interact (speech recognition and natural language processing)
- **Adapting the experience to any customer; offering customised proposition**
- **Enhance customer experience:** Reduce churn and operational efficiency
- **AURA:** accessible through different channels; homogeneous user experience
- **Novum, Smart WIFI,...**
- **AURA will be launched in 6 countries (MWC)**
- **5G, eSON, SDN, network slicing**

**Higher customer value: +ARPU; - Churn**

# Targeted, ROI-based CapEx effort; peak already behind us

Digital transformation

**Platform Company**

CapEx 2012-17 incl. spectrum

**Cognitive Power**
A new customer relationship

**Products and services** — ~€2bn
Video, cloud, security, IoT…

**IT & Systems** — ~€8bn
Full stack, computing

**Physical Assets** — ~€45bn
Networks, data centres, distribution…

"Others" ~€2bn

~€56bn

**CapEx / Sales**

(Ex-spectrum)



~ 14%
~16.5%
15.8%
2002-2014
2015/16
2017

**CapEx peak behind us**

✓ **Outpacing investments vs. competitors**
- Largest UBB footprint owned among peers
- Spain FTTH deployment >75% of 2020 target

# 2017 key financials & solid financial position

| € in millions | FY 17 Reported | FY 17 Reported y-o-y | FY 17 Organic y-o-y |
|---|---|---|---|
| Revenues | 52,008 | (0.1%) | 3.4% |
| Service revenues | 47,857 | (0.3%) | 3.1% |
| OIBDA | 16,187 | 7.1% | 5.3% |
| Underlying OIBDA | 16,638 | 0.7% | |
| OIBDA margin | 31.1% | 2.1 p.p. | 0.6 p.p. |
| OpCF (ex-spectrum) | 8,027 | 22.8% | 12.2% |
| Net Income | 3,132 | 32.2% | |
| EPS | 0.56 | 33.9% | |
| Underlying EPS | 0.75 | (0.3%) | |
| FCF | 4,947 | 13.0% | |
| Net Financial Debt | 44,230 | (9.0%) | |

**Revenue growth and margin expansion**

**Double digit OpCF growth in €**

**EPS /FCF double digit growth**

**Leverage down from 2.95x to 2.66x**

**Growing at all levels:** organic & reported; Revenues, OIBDA, OpCF, FCF, EPS
**Reducing debt across all fronts:** Net Debt -€4.4bn;
(Net Debt + Commitments) -€4.6bn; (Net Debt + Commitments + Hybrids) -€3.7bn

# Beating 2017 guidance

Solid financial position

| 2017E Guidance (Organic) | Guidance 2017E | FY 17 |
|---|---|---|
| Revenues | >1.5% (in spite of regulation: ~-1.2 p.p.) | 3.4% (regulation -1.1 p.p.) |
| OIBDA margin | Expansion up to 1 p.p. | 0.6 p.p. |
| CapEx ex-spectrum/Sales | Around 16% | 15.8% |

| 2017 Dividend | Payable in 2017/18 |
|---|---|
| Interim 14-Dec-17 | €0.20/sh. cash |
| Final Jun-18 | €0.20/sh. cash |

**Dividends paid in 2017 calendar year amounted to €0.40/sh.:**

- Cash dividend paid on 16th Jun-17 (€0.20/sh.)
- Cash dividend paid on 14th Dec-17 (€0.20/sh.)



Organic y-o-y
Revenues
+3.4%
Margin expansion
OIBDA
+5.3%
Lower CapEx
OpCF
+12.2%
Reported y-o-y
FCF
+13.0%

# 02

## FY & Q4 17 Results

Ms. Laura Abasolo
CFCO

# 2017 key financials: FY & Q4

| | FY 17 | | | Q4 17 | | |
|---|---|---|---|---|---|---|
| € in millions | Reported | Reported y-o-y | Organic y-o-y | Reported | Reported y-o-y | Organic y-o-y |
| **Revenues** | 52,008 | (0.1%) | 3.4% | 13,162 | (4.1%) | 4.8% |
| **Service revenues** | 47,857 | (0.3%) | 3.1% | 11,875 | (4.9%) | 4.3% |
| **OIBDA** | 16,187 | 7.1% | 5.3% | 3,913 | 22.8% | 9.2% |
| **Underlying OIBDA** | 16,638 | 0.7% | | 4,230 | (5.2%) | |
| **OIBDA margin** | 31.1% | 2.1 p.p. | 0.6 p.p. | 29.7% | 6.5 p.p. | 1.4 p.p. |
| **OpCF** (ex-spectrum) | 8,027 | 22.8% | 12.2% | 1,213 | 4.3x | 24.4% |
| **Net Income** | 3,132 | 32.2% | | 693 | 4.8x | |
| **EPS** | 0.56 | 33.9% | | 0.12 | 7.9x | |
| **Underlying EPS** | 0.75 | (0.3%) | | 0.18 | (22.6%) | |
| **FCF** | 4,947 | 13.0% | | 1,721 | (16.5%) | |
| **Net Financial Debt** | 44,230 | (9.0%) | | | | |

**Q4 reported y-o-y affected by several factors**

- **Non-cash factors in OIBDA** (Q4 16: -€1.3Bn vs. -€0.3Bn Q4 17)
- **FX FY drag in revenues & OIBDA** (-3.2 p.p. & -4.7 p.p.)
- **Roaming drag in OIBDA** (Q4 -0.7 p.p.; Q3: -1.7 p.p.)

# Q4 results factors

## Q4 impacts in OIBDA (€0.3Bn)


3,913
219
107
(8)
4,230
OIBDA reported
Restructuring provisions
Contingencies
Others
OIBDA underlying

## Q4 impacts in Net Income (€0.3bn)


693
130
126
67
(4)
1,012
Net Income Reported
Restructuring Provisions
PPA
Contingencies
Others
Net income underlying

- **Non-cash:**
  - **Restructuring costs, enhancing future profitability and cash flow**
    - -€219m in OIBDA (T. España -€102m; T. DE -€30m; T. Hispam -€98m and Others +€11m)
  - **Contingencies in T. Brazil** (-€50m) and **"Other Companies"** (-€57m)
- **Capital gain on tower sales** (+€6m), mainly COL

Telefónica

# FX impact structurally neutralised


Revenues (-€1,653m)
OIBDA (-€717m)
FCF (-€171m)
Net Debt (-€639m)
FX reduces OpEx
FX reduces CapEx, Taxes & others
FX reduces NDebt

FX impact in FCF is mitigated, “natural hedge”


2015 (€m)
OIBDA
FCF
Net Debt
(103)
(616)
(611)
2016 (€m)
OIBDA
FCF
Net Debt
(166)
(91)
(1,175)
2017 (€m)
OIBDA
FCF
Net Debt
(171)
(717)
(639)

Debt structure more than offsets FCF impact

FCFS 2017 (€)


0.97
0.90
2017
0.34
0.40
Total interest payments (before taxes)
Dividend
Total
Europe FCF ex-financial payments

European FCF significantly.. ...exceeds dividends and interest payments... ...Latam is all upside

# Deleverage driven by growing organic FCF

**Net Financial Debt** (€m)



ND/OIBDA 2.95x
-€4.4bn
ND/OIBDA 2.66x
48,595
(4,947)
2,264
(1,269)
(1,000)
696
(639)
530
44,230
Dec-16
FCF
Shareholder remuneration (incl. hybrid coupons)
Net financial investments
Hybrid issue
Pre-retirement commitments
FX
MTM & Others
Dec-17



8,027
434
(1,726)
(1,005)
(783)
+13.0% y-o-y
4,947
OpCF ex-spectrum
Working capital
Net interest payment
Tax
Dividend to minorities, spectrum & others
FCF

# Cost effective long-term financing strengthens B/S

**Sources of long-term financing** (FY 17 & 2018 YTD)

(€bn)



3.9
4.4
1.2
1.0
1.0
11.5
USD Bonds
€ Bonds
Latam Financing
Hybrids
Bank Financing
Total

**Net Debt maturities** (Dec-17)

(€bn; not considering hybrid NC dates)



Avg. debt life
8.1 yrs
(6.4 yrs in 2016)
1.3
5.8
6.2
2018E
2019E
2020E

**Liquidity position** (Dec-17)

(€bn)



7.3
13.5
20.9
93% LT
Cash position ex-VZ
Undrawn credit lines & synd. credit facilities
Liquidity position

**Interest payments cost** (Dec-17)



71% debt
in fixed rates
(51% in 2016)
(0.62 p.p.)
In 2017 +100bps in interest rate:
<€100m increase in cost of debt
vs. >€225m in 2016
3.94%
(0.40%)
(0.22%)
3.32%
Dec-16
Europe
Latam
Dec-17

# 03

## FY & Q4 17 Results

Mr. Ángel Vilá
COO

# Spain: Improved trading and value mix

**Net adds** ('000)



Q4 17
FY 17
Accesses vs. Dec-16
(1%)
+14%
x2.6
+5%
+6%
3
(47)
114
425
178
525
81
191
269
875
FBB
Fiber
NEBA Fiber
TV
Mobile contract

**"Fusión" mix** (% base)



16%
56%
27%
High
Mid
Low
27%
46%
27%
Dec-16
Dec-17

**"Fusion" ARPU** (€)



y-o-y
+5.5%
81.6
86.1
Q4 16
Q4 17
Services/ customer
4.3
+7.6%
4.6

**Fiber penetration** (Dec-17)



y-o-y
+13 p.p.
+7 p.p.
20%
57%
FTTH/Wholesale
FTTH/FBB

## Superior offer for premium customers

- **Improved operational momentum, seasonal promos Q4**
  - "Fusión" net adds recovered (+41k; +31k q-o-q)
  - FBB growth; strong TV, positive mobile portability
  - "Fusión" churn impacted by tariff upgrades/promos
- **"Fusión" value mix continue to show value upselling**
  - Fostering services growth per customer
  - Consistent ARPU growth in 2017
- **"M4M" continued in Q1 18** (convergent & non-convergent)

## Quality assets enhance monetisation

- **Largest NGN network** (structural advantage)
  - LTE: 97% pop.; FTTH: 19.2m premises passed
  - Fiber wholesale; growth opportunity
- **Largest TV distribution platform & production skills**
  - Excellent audience for in-house series (more viewers of three series than "El Clásico" football match)

*The most advanced telco in Europe, best-positioned to compete with future-proof infrastructure*

# Spain: Revenue acceleration & OIBDA growth

**Improving Service Rev. & OIBDA**



Service revenues (y-o-y organic)
OIBDA (y-o-y ex-provisions & cap. gains)
Margin ex-provisions & cap. gains
FY 17
0.7%
0.4%
0.5%
(0.8%)
(0.6%)
(1.5%)
(2.4%)
(2.1%)
(0.3%)
(1.1%)
Q1 17
Q2 17
Q3 17
Q4 17
FY 17
39.8%
40.3%
41.0%
39.9%
40.3%

**Falling CapEx & growing OpCF 2017** (ex-provisions & cap. gains)



(8.8%)
+3.1%
3,411
1,683
CapEx
OpCF
CapEx/sales
13.3%
OpCF /sales
27.0%
y-o-y
(1.1 p.p.)
+1.1 p.p.

## Service Revenue consolidate growth

- **QoQ service revenues growth improved** (+0.3 p.p. q-o-q)
  - "Consumer"(53% of SR): +1.3% in Q4; +1.0% in FY
  - "Business" (28% of SR): -2.6% in Q4; -1.3% in FY
  - "Wholesale & Other" (19% of SR): +4.2% in Q4; -2.5% in FY
- **Q4 OIBDA growth driven by revenue flow**
- **Sustained benchmark OIBDA margin** (FY 40.3% ex-provisions & cap. gains)

## Cash growth momentum

- **Further cost savings to come**
  - Redundancy; 490M€ run-rate savings from 2019 (365M€ in 2017)
  - Digitalisation (channels, network, IT...)
  - Copper switch-off
- **Visible growth in cash-engine on slowing CapEx**
  - FTTH/LTE build matures
  - Lower unitary CapEx

*Q4 back to Ser. Rev. & OIBDA growth. The best OpCF margin among European peers*

# Germany: MSR ex-regulation back to growth


MSR ex-regulation (y-o-y organic)
MSR
Regulation
Q1 17
Q2 17
Q3 17
Q4 17
FY 17
+0.8%
(2.1 p.p.)
(0.6%)
(0.4%)
(0.1%)
(0.1%)
(2.7 p.p.)
(2.6 p.p.)
(3.4 p.p.)
(2.7 p.p.)
(3.3%)
(3.0%)
(3.6%)
(1.2%)
(2.8%)


2017 OIBDA (y-o-y organic)
Regulation
Margin
y-o-y organic
(2.8 p.p.)
+2.9%
FY 17
25.0%
+1.4 p.p.


2017 OpCF (€m)
y-o-y organic
+27.4%
870
FY 17
11.9%
+3.1 p.p.

## Solid momentum driven by larger data buckets

- $O_2$ Free portfolio well received; data usage >7 GB/month
  - Avg. use postpay LTE customers 2.8 GB/month (+68% y-o-y)
  - Mobile data traffic up 55% vs. 2016
- Strong Q4 contract net additions (+186k; +2% q-o-q)
  - Solid partner momentum (Q4: 58% gross adds; +5 p.p. q-o-q)
  - LTE cust. (+31% y-o-y); penetration 37% (+10 p.p.); cov. (82%)

## Synergy delivery fully on-track

- Q4 OIBDA y-o-y accelerating
  - Regulatory drag (€-10m vs. €-28m in Q3)
- Efficient CapEx spend (FY 17: -13.7% y-o-y; ~€80m synergies)
- Improving cash conversion
  - 75% of full 2019 synergy target achieved

*Largest mobile operation in the leading European market*

# UK: Solid financials and commercial performance

**MSR ex-regulation** (y-o-y organic)


MSR
Regulation
2.4%
2.1%
3.5%
2.7%
2.7%
(1.2 p.p.)
(0.7 p.p.)
(3.1 p.p.)
(1.6 p.p.)
(1.7 p.p.)
Q1 17
Q2 17
Q3 17
Q4 17
FY 17
+1.2%
+1.4%
+0.4%
+1.1%
+1.0%

**2017 OIBDA** (y-o-y organic)


Margin
y-o-y organic
3.7%
0.7%
Q4 17
FY 17
21.8%
25.1%
+0.1 p.p.
(0.4 p.p.)

**2017 OpCF** (€m)


+6.9%
812
+59.3%
154
Q4 17
FY 17

## Momentum despite competition

- **Contract base expanding**
  - Q4 net adds +70k (excl. M2M; Q3: +32k)
  - Sustained, best-in-class contract churn: 1.0% in Q4
- **60% LTE penetration** (+5 p.p. vs. Dec-16)
- **Avg. data usage per smartphone +46%** vs. 2016

## Robust financials

- **Revenue growth** (ex-regulation): **Q4: +4.5%** y-o-y (FY: +3.6%)
  - \+ High-value tariff take-up (new customer propositions)
  - \+ Wholesale growth (MVNOs)
  - \+ Handset sales (flagship devices)
  - \- RLAH impact y-o-y (Q4: -1.2 p.p. & FY: -1.3 p.p.)
- **Revenue expansion flowed through to OIBDA**, RLAH drag (Q4: -€25m; Q3: -€48m)
- **CapEx -4.8% vs. FY 16; LTE indoor coverage** objective met (98%)

*Customer-centric approach, great brand, most loyal contract customers in Europe*

# Brazil: Further improvement on differentiation

**Contract net adds** (m)



0.4
0.9
1.0
1.1
3.4
Q1 17
Q2 17
Q3 17
Q4 17
FY 17

**FBB accesses**



FTTx
DSL
7.3
7.5
3.2
2.9
4.1
4.5
+2.1%
(7.6%)
+9.5%
Dec-16
Dec-17

**FTTx deployment**



P.passed
Take-up
24%
25%
17.3
18.4
+6.2%
Dec-16
Dec-17

## Better customer mix

- **Strongest contract net adds over last 3 years**
  - **New contract portfolio** (23rd October) delivering results
    - Better mix on high-end Family Plans: +82% y-o-y
  - 42% contract market share
  - 84% 4G population cov.
  - Q4 mobile ARPU up +1.0% y-o-y (FY +2.6%)
  - Record levels of customer satisfaction

- **Fixed business transformation on-track**
  - **16 new cities** deployed with **FTTx** in 2017
    - 79% m. share, 40-60% take-up 6m after deployed
  - IPTV (+51% y-o-y); continued focus on profitability
  - Q4 ARPU FBB +15.0% y-o-y (FY +11.3%); pay TV +5.6% (FY +6.1%)

***Best network, best brand, best market positioning, best customers... The best LatAm telco***

# Brazil: Solid margin improvement, above 35%

**Revenues** (y-o-y organic)


Ex- regulation
1.6%
1.8%
1.2%
0.9%
1.4%
Q1 17
Q2 17
Q3 17
Q4 17
FY 17
+3.7%
+3.6%
+3.1%
+3.1%
+3.4%

**OIBDA** (y-o-y organic)


Margin
3.7%
6.0%
Q4 17
FY 17
34.9%
+1.5 p.p.

**OpCF** (y-o-y organic)


Margin
24.7%
13.6%
Q4 17
FY 17
16.4%
+2.2 p.p.

## Consistent revenue growth

- **MSR growing above inflation** (Q4: +3.9% y-o-y; FY: +4.4%)
  - Data still booming y-o-y (Q4: +24.9%; FY: +30.2%)
  - Postpaid revenue improved to +9.3% y-o-y (FY: +9.6%)
- **Fixed revs -3.8% y-o-y** (regulation and voice decline)
  - Strong growth in fiber (+29.8%) and IPTV (+64.6%)

## Double-digit OpCF growth

- **Highest OIBDA margin in 2 years** (Q4: 35.6%, +1.0 p.p.)
  - OpEx declining for 8 Qs in a row (Q4: -0.2% y-o-y; FY: -0.6%)
  - Benefits from digitalisation and synergies
- **CapEx stable y-o-y;** in line with 2017-2019 guidance
  - Focused on 4G and fiber to guarantee superior quality; improved customer experience
- **Successful execution of operational synergies**

# Hispam: Sound commercial results

**Mobile net adds** (k)



Q4 17
FY 17
227
(82)
4,435
10,662
Contract
LTE

**LTE penetration**



y-o-y (p.p.)
+10.5
+15.7
+12.4
+9.1
+7.4
+8.3
24.3%
34.2%
30.1%
29.1%
22.6%
21.1%
ARG
COL
CHI
PER
MEX

**FTTx & cable net adds** (k)



182
674
Q4 17
FY 17

**FTTx & cable penetration** (over FBB)



y-o-y (p.p.)
+11.2
+16.2
+2.7
+12.8
+7.8
31.1%
59.7%
32.5%
14.7%
10.6%
PER
CHI
ARG
COL

## Value customers growth yielding results

- **Contract net adds** back to positive (+227k; -82k in 2017)
  - Improvements in ARG, MEX, CHI and PER
- **Positive prepaid** net adds (+194k; -4.6m in 2017)
  - Change in trend in MEX and better in COL & PER
- **FTTx/cable** connections +60.8% y-o-y (1.8m)
  - 6.8m premises passed (1.4x y-o-y)

- **ARGENTINA:** Quality increase: contract +5%, LTE +71%. 51k new fiber connections (209k in 2017)
- **CHILE:** Positive Q4 contract net adds (+52k) & portability
- **PERU:** Better contract performance amid competition. Solid net adds in fiber & pay TV (highest in last 2 years)
- **COLOMBIA:** Fostering FTTx (Q4: 40k net adds) & LTE (529k)
- **MEXICO:** Positive ARPU growth for 2nd consecutive Q on more rational competition

*A well-diversified portfolio of leading players in most markets; macro improving, structural growth ahead*

# Hispam: Delivering strong financial performance

**FY 17 Financials** (y-o-y reported)



Margin
22.3%
1.8%
(0.2%)
Revenue
OIBDA
OpCF
ex-spectrum
28.2%
+0.6 p.p.
11.1%
+2.0 p.p.

**FY 17 Revenues & OIBDA** (y-o-y organic)



Revenues
OIBDA
42.0%
32.5%
Positive FX
Improving trends
0.8%
2.0%
(1.1%)
(10.4%)
(8.7%)
(26.9%)
(2.2%)
(1.8%)
Growing in € terms
ARGENTINA
COLOMBIA
CHILE
PERU
MEXICO

## Expanding profitability

- **Organic growth more than offsetting FX depreciation**
  - VZ contribution 0.2% o/group revs from 0.8% FY 16
  - ARG reported OIBDA +21.8% y-o-y (organic +42.0%)
  - FX in CHL, COL & PER positive impact
- **2017 OpCF ex-spectrum €1.4bn** vs. €1.1bn in FY 16

- **ARGENTINA:** Strong Q4 Rev. & OIBDA, growing in € despite depreciation; FY 17 OpCF €370m (+67.8% in €)
- **CHILE:** Flattish revs. on intense competition. FY 17 OpCF €274m
- **PERU:** Improvement in Rev. & OIBDA. FY 17 OpCF €194m
- **COLOMBIA:** Improving Rev. & OIBDA trends
- **MEXICO:** Recovering revenue growth in H2; OIBDA margin improving. OpCF FY 17 €86m

# Telxius: Leading infrastructure, solid profitability

**Tenants & towers (#)**



# of tenants
# of sites
Tenancy ratio
20,403
20,617
21,271
21,719
1.33x
1.28x
15,897
15,907
16,220
16,288
Mar.
Jun.
Sept.
Dec.

**Cable demand 2017** (y-o-y)



65%
25%
Capacity Services
IP traffic

**Revenues** (y-o-y organic)



y-o-y (€m)
€730m
6.1%
€183m
1.1%
Q4 17
FY 17

**OIBDA Margin** (%)



46.1%
47.4%
€84m
€346m
Q4 17
FY 17

## Robust operational performance

- Growing demand across businesses
- New cables to come into service, capturing further market growth
  - MAREA (connecting US & Spain) in Q1 18
  - BRUSA (connecting Brazil, Puerto Rico & US) by mid-2018

## Solid revenue growth; high profitability

- Balanced revenue streams: cable (€100m), towers (€83m)
  - Q4 y-o-y deceleration on tougher cable comps in Q4 16
- Solid FY 17 OIBDA margin
  - High operating efficiency in both businesses
  - Q4 higher seasonal maintenance costs in towers
- €142m OpCF in FY 17
  - CapEx (€203m) reflected deployment of new cables

# Clear proofs points in 2017

Transformation

## Data monetisation

### Enhanced Connectivity

**73m** FTTx/Cable premises passed (o/w 44m owned)

**91%** Europe LTE cov. (66% in Latam)

Smart

VoLTE 7 countries

VoIP cust. >8m

### Digital Revenues

☐ vs. 2016 org.

**€5bn Revs**
+6.8%

**Video** main growth engine
+6%
57% o/total

Cloud

Big data, AI, Adv.

Security

M2M

## Digital transformation

**#1** Network virtualisation worldwide
Source: Telco Cloud Index, Analysis Mason

59%

E2ED level (+9 p.p. vs. 2016)

**15** Countries with Full Stack (23% customers migrated)

**62%** OCS Customers

**42** Big Data Storage (Petabytes)

IT simplification vs. 2016: Applications -8%; Physical servers -6%; Data Centers -2%; +2 p.p. Virtualisation

Mi Movistar | MeuVivo | My O2 | Mein O2

x1.6 unique users y-o-y

# More value customers, more services

Data monetisation



11m
FTTx/Cable x1.2
98m
LTE x1.5
Bundling
Upselling
Q4 +5.4%
Avg. Revenue /Access +4.1% vs. 2016
Q4 stable
Stable churn vs. 2016

## Demand for fiber and LTE unabated

- Significant growth of contract, LTE, FTTx/Cable accesses
  - Q4 LTE net adds +16% q-o-q to 8.6m
  - FTTx/Cable drives 450k net adds, +4% vs. Q4 16
  - Pay TV gaining traction (FY net adds x10.3 y-o-y)

## Upgrading customer base

- Renewing commercial propositions
  - **Bundling:** fixed services, prepaid, postpaid, convergence
  - **Upselling:** speed/allowance, data sharing, content, VAS/Digital, HGU, Smart Wifi, Connected Homes, "M4M"

## World-class digital customer experience

- State of the art connectivity powered by Artificial Intelligence
- Differentiated & diversified high-quality base

# Driving usage, increasing yield

**Data monetisation**

**Data penetration** (Dec-17)


63%
38%
51%
Smartphones
LTE users
FTTx users

| y-o-y | +6 p.p. | +13 p.p. | +8 p.p. |
|---|---|---|---|

**Mobile data revenues** (€bn)

y-o-y organic


16.9
+19.5%
+16.8%
4.3
Q4 17
FY 17

FY: 60% o/MSR (+6 p.p.)

## Data monetisation strategy; upselling

- **"M4M"; enhancing value beyond pure data**
  - Dedicated data for certain Apps & Video
    - BRA, PER, CHI..
    - Capturing traffic from WiFi
  - Double FBB speed & more mobile data in Spain
  - Family plans (CHI, BRA, SP, UK...)
  - Video OTT
- **Neuropricing:** Significant value accretion (+5% in gross adds)
- **More recurrent data in Prepaid Latam;** ARPU growth
  - High penetration: ~60% Brazil, ~30% Hispam
  - >10% ARPU uplift
- **Strong levers to further upsell**

**LTE** — Q4 17: +74% usage **+10% ARPU**

**FTTH** — Q4 17: x2.4 data (vs. DSL) **+20% ARPU**

# Digitalisation at the core of customer journey

Digitalisation

## Digitalisation evolves towards a customer centric digital experience

2017-2020E

**Increase Direct customer interaction for Sales**
- Foster online sales
- Foster own channels
- Personalisation and contextualisation
- Point of sale experience

*x2.5 sales in self-assisted channels*

**Foster top-ups & add-ons through own digital channels**
- Reduce commissions
- Real-time promotions

*x2.1 online top-ups*

**Make the payments & collections more efficient and user friendly**
- Increase conversion rate
- Foster online electronic payments

*+12% payments in self-assisted channels*

**Improve experience Fulfillment and technical support**
- Self management and customer experience
- Field force effectiveness

*+10% incidents solved remotely*

**Enhanced customer care experience**
- Root cause analysis
- Digital first

*-30% calls handled in call center per access*

*x4.8 unique users in app*

## Digitalisation brings efficiency to our cost structure...

| Addressable cost base | Digitalisation gross savings Run-rate 2020E | Plus CapEx optimisation |
|---|---|---|
| €11.6bn | >€1.0bn | Unit cost per Fiber HP -47% |
| 32% o/OpEx | o/w >€0.3bn already in 2018 | |

## ...higher customer satisfaction and stickiness

- Improving CSI; expanding gap

## ... and a closer customer relationship

Mi Movistar | MeuVivo | My O2 | Aura Commercial launch in MWC

Telefónica

# Further room to improve efficiency

Digitalisation

**2017 Figures**

**CapEx: €8.7bn**

- **More invested than peers ~ More sustainable business**
- Group efficiencies being captured; ahead of the curve in the learning process of FTHH deployment
    - Unit cost of homes passed -47% over last five years in Spain; -33% in Brazil
    - HGU equipment: -35% savings vs. legacy equipment
- **Scaling it up! Efficiencies to be captured at group scale**

**Opex: €36.8bn**

- **Network modernisation/legacy switch-off**
    - Copper switch off starting in Spain (decommission of ~650 Central Offices up to 2020); other legacy projects ahead
    - Network virtualisation reducing core network, energy savings
    - Automatise network operation => improving productivity/reducing OpEx
- **Digitalisation**
    - Initial defined gross savings run-rate 2020E >€1bn
- **Further savings from restructuring to continue flowing**

**∑ €45.5bn**



OpCF margin org. 2017 (y-o-y org.)

27.2% +0.9pp

13.1% +3.1pp

12.4% +0.5pp

16.8% +1.8pp

13.7% +2.3pp

# 04 Conclusion

Mr. José María Álvarez-Pallete
Chairman & CEO

# 2018 outlook

Solid financial position

| Operating 2018 Guidance organic | Guidance 2018E (IAS 18) |
|---|---|
| Revenues | Growth of around 1% (despite regulation dragging: -0.9 p.p.) |
| OIBDA margin | Continues expanding around 0.5 p.p. (despite regulation dragging -1.6 p.p. on OIBDA growth) |
| CapEx ex-spectrum/Sales | Around 15% |

~2%

Applying 2017 organic criteria

- Sustained profitable growth
- Third consecutive year of margin expansion (cost discipline, digitalisation, synergies, network...)
- CapEx peak behind us

+

SOLID BALANCE SHEET/ INVESTMENT GRADE

ADDITIONAL DELEVERAGE

IMPROVED ROCE

ATTRACTIVE, STABLE & SUSTAINABLE DIVIDEND

| 2018 Dividend | €0.4/sh. Cash |
|---|---|
| Interim Dec-18 | €0.20/sh. |
| Final Jun-19 | €0.20/sh. |

Dividends to be paid in 2018 calendar year €0.40/sh.:

- Cash: Jun-18 €0.20/sh.
- Cash: Dec-18 €0.20/sh.

# Closing remarks

**2017**

- Solid results: Growing across all fronts
- Advancing in digitalisation and data monetisation
- Firm progress on deleverage

**2018**

- Exploiting a more sustainable business model
- Growing revenues, higher margins, lower CapEx
- Value creation through digitalisation (+Revs; -OpEx; -CapEx)
- Improve ROCE & improve financial flexibility

*Profitable and sustainable growth*
*Technology as a key enabler going forward*
*Massive transformation during the last 7 yrs*
*At the forefront of the digitalisation process*

For further information:
**Investor Relations**
Tel. +34 94 482 87 00
ir@telefonica.com
www.telefonica.com/investors